SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - Ambev, in connection with the Notice to Shareholders dated April 27, 2012, hereby publicly informs that, on June 1st, 2012, the term for the Company’s shareholders to subscribe up to 4,264,064 new common shares and up to 3,328,579 new preferred shares, at the issuance price of R$51.56 for each common share and R$63.82 for each preferred share as a result of the resolution approved at the General Shareholders’ Meeting held on April 27, 2012, has ended.

The unsubscribed shares will be distributed among the shareholders that requested the reservation of unsubscribed shares in the corresponding subscription bulletin, in the proportion of 1.928889030% for common shares and 7.154250461% for preferred shares of the amounts subscribed and paid for by them. For subscription and payment of the corresponding unsubscribed shares, shareholders must fill out the respective subscription bulletin  at any branch of Banco Bradesco S.A., between June 22 and 25, 2012, bearing his/her original identification document and CPF and, upon subscription, carry out the payment for such shares in full, in local currency.

As previously disclosed, after the abovementioned period, the Company may partially acknowledge and ratify the subscription of shares of the capital increase, given the payment and subscription of the minimum amount of the capital increase, approved by the shareholders, equal to R$258,917,804.06.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, June 20, 2012.

Nelson José Jamel

Investor Relations’ Officer

Companhia de Bebidas das Américas – Ambev

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer